                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)*

                                 flightserv.com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   339428 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Edward J. Hardin
                               Rogers & Hardin LLP
                   2700 International Tower, Peachtree Center
                           229 Peachtree Street, N.E.
                           Atlanta, Georgia 30303-1601
                              Tel No.: 404-522-4700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                  (Page 1 of 7)


-----------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 339428 10 4                                         PAGE 2 OF 7 PAGES



                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARTHUR G. WEISS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                      (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
------------------- ------------------------------------------------------------
                          7     SOLE VOTING POWER
       NUMBER OF
         SHARES                 2,250,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------------------------------------------------------
                          8     SHARED VOTING POWER

                                 0
                          ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                2,250,000 (1)
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,250,000 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) Includes 700,000 shares which the Reporting Person has he right to acquire pursuant to options granted to the Reporting Person (discussed in Item 6).

CUSIP NO. 339428 10 4                                         PAGE 3 OF 7 PAGES



---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CAROLINE WEISS KYRIOPOULOS
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                      (B) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                   1,775,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER

                                  688,000 (2)
                          ------- ----------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  1,775,000 (1)
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  688,000 (2)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,463,000 (1), (2)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

(1) Includes 1,000,000 shares which the Reporting Person has he right to acquire pursuant to the Option Agreement (discussed in Item 5(c) below).
(2) These shares are owned by K&L Partnership, of which the Reporting Person is a one-half general partner.

CUSIP NO. 339428 10 4                                         PAGE 4 OF 7 PAGES

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHARLES G. WEISS
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                       (B) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                   775,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  775,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           775,000
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.8%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 339428 10 4                                         PAGE 5 OF 7 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D relates to the shares of common stock, par value $0.04 per share ("Common Stock"), issued by flightserv.com (the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E. Suite 530, Atlanta, Georgia 30326. Items 1, 3, 5 and 7 of the Schedule 13D filed by Arthur G. Weiss, Caroline Weiss Kyriopoulos and Charles G. Weiss (each a "Reporting Person" and together the "Reporting Persons") on January 11, 1999, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 12, 1999, are amended and restated as set forth below.


Item 1.           SECURITY AND ISSUER

                  The title of the class of equity securities to which this Schedule relates is common stock, par value $.04 per share (the "Common Stock"), issued by flightserv.com (f/k/a Proactive Technologies, Inc., the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E. Suite 530, Atlanta, Georgia 30326.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended as follows:

                  Caroline Weiss Kyriopoulos owns a 50% general partnership interest in K&L Partnership ("K&L"), a Georgia general partnership. On or about March 31, 1999, K&L acquired an option to purchase 500,000 shares of Common Stock from Mr. Mark Conner at an exercise price of $.40 per share for an aggregate purchase price of $200,000. On May 11, 1999, CCC Partnership as nominee for K&L, entered into options to purchase 38,000 and 150,000 shares of Common Stock from Mr. J.
                  T. Williams, Jr. at an exercise price of $1.25 per share. K&L exercised the 500,000 and 38,000 share options for aggregate consideration of $250,125 on June 29, 1999 and the 150,000 share option for aggregate consideration of $187,500 on July 20, 1999. The funds to effect the exercise of the 500,000 and 38,000 share options were borrowed from Georgia State Bank by K&L in a $250,125, 8.75% interest loan due December 26, 1999 (the "Georgia State Loan"). The funds to effect the exercise of the 150,000 share option were borrowed from SunTrust Bank, Northeast Georgia NA by K&L in a $187,600, 8% interest loan due August 19, 1999 (the "SunTrust Loan"). The Georgia State Loan is secured by the 500,000 shares purchased from Mr. Conner and an additional 1,550,000 shares owned by Mr. Arthur
                  G. Weiss, the Company's Chairman, and is guaranteed by Mr. Weiss. The SunTrust Loan is secured by an interest in all of K&L's right, title and interest in all monies, instruments, savings, checking and other accounts of K&L that are now or in the future in SunTrust's control.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) Arthur G. Weiss is the beneficial owner of 2,250,000 shares of Common Stock (approximately 7.9%), 700,000 of such shares are shares which Mr. Weiss has the right to acquire pursuant to options granted to him (discussed in Item 6 hereof) to acquire shares from the Company. The percentage of outstanding shares of the Common Stock for Mr. Weiss has been computed based on a total of 23,188,245 shares of Common Stock indicated as outstanding in the Company's Proxy Statement dated March 29, 1999 relating to the Annual Meeting of Stockholders held on April 21, 1999, as adjusted to reflect issuance of 4,600,000 shares of Common Stock issued on or about June 29, 1999 and the assumed exercise of the 700,000 presently exercisable options held by Mr. Weiss. Mr. Weiss holds options for an aggregate of an additional 2,700,000 shares the grant of which are subject to shareholder approval and acceptance by the American Stock Exchange for additional listing and as a result such options are not exercisable within the next 60 days.

                  Caroline Weiss Kyriopoulos is the beneficial owner of 2,463,000 shares of Common Stock (approximately 8.9%) including (i) 1,000,000 shares of Common Stock which she has the right to acquire pursuant to an immediately exercisable option (described in Item 5(c) hereof) to acquire shares from Mark Conner and (ii) 688,000 shares of Common Stock owned by K&L. The percentage of outstanding shares of the Common Stock for Ms. Kyriopoulos has been computed based on a total of 23,188,245 shares of Common Stock indicated as outstanding in the Company's Proxy Statement dated March 29, 1999 relating to the Annual Meeting of Stockholders held on April 21, 1999, as adjusted to reflect issuance of 4,600,000 shares of Common Stock issued on or about June 29, 1999.

CUSIP NO. 339428 10 4                                         PAGE 6 OF 7 PAGES


                  Charles G. Weiss is the beneficial owner of 775,000 shares of Common Stock (approximately 2.79%). The percentage of outstanding shares of the Common Stock for Mr. Weiss has been computed based on a total of 23,188,245 shares of Common Stock indicated as outstanding in the Company's Proxy Statement dated March 29, 1999 relating to the Annual Meeting of Stockholders held on April 21, 1999, as adjusted to reflect issuance of 4,600,000 shares of Common Stock issued on or about June 29, 1999.


                  Caroline Weiss Kyriopoulos and Charles G. Weiss are the adult children of Arthur G. Weiss. Each of Arthur G. Weiss, Caroline Weiss Kyriopoulos and Charles G. Weiss disclaim any beneficial ownership of the shares of Common Stock owned by the others. The Reporting Persons acquired an aggregate of 3,100,000 shares of Common Stock pursuant to the terms of the Reorganization Agreement in exchange for their ownership interests in West Side Investors, Inc., but none of the Reporting Persons currently has any agreement for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock with either of the other Reporting Persons.

(b) Arthur G. Weiss has the direct power to vote and direct the disposition of 2,250,000 shares of Common Stock. Caroline Weiss Kyriopoulos has the direct power to vote and direct the disposition of 775,000 shares of Common Stock and has the power to direct the disposition of the Option Agreement, but Mark Conner retains the direct power to vote the shares subject to the Option Agreement until such time as the option is exercised. Caroline Weiss Kyriopoulos also has the shared power to vote and dispose of the 688,000 shares of Common Stock owned by K&L, of which she is a general partner. Charles
                  G. Weiss has the direct power to vote and direct the disposition of 775,000 shares of Common Stock.

(c) As discussed in Item 3 above, on March 31, 1999, K&L, of which Caroline Weiss Kyriopoulos is a general partner, acquired an option to purchase 500,000 shares of Common Stock from Mr. Mark Conner. On May 11, 1999, K&L, through CCC Partnership, its nominee, received options to purchase 38,000 and 150,000 shares of Common Stock from Mr. J. T. Williams, Jr. On June 29, 1999, K&L exercised the option to purchase 38,000 shares of Common Stock from Mr. Williams for $1.25 per share and exercised the option to purchase 500,000 shares of Common Stock from Mr. Conner for $.40 per share. On July 20, 1999, K&L exercised the option to purchase 150,000 shares from Mr. Williams for $1.25 per share.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 is amended to include the following Exhibits:

                      99.4     Common Stock Purchase Option dated March 31, 1999

                      99.5     Common Stock Purchase Option dated May 11, 1999

                      99.6     Common Stock Purchase Option dated May 11, 1999

                      99.7     Promissory Note for $250,125 dated June 29, 1999

                      99.8     Promissory Note for $187,600 dated July 19, 1999

                      99.9     Confirming Statement

                      99.10    Confirming Statement

                      99.11    Joint Filing Agreement

CUSIP NO. 339428 10 4                                         PAGE 7 OF 7 PAGES



                                   SIGNATURES

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



  /s/ Arthur G. Weiss                                          July 23, 1999
-----------------------------------------                      ----------------
Arthur G. Weiss                                                Date



 /s/ Arthur G. Weiss                                           July 23, 1999
-----------------------------------------                      ----------------
Arthur G. Weiss, as Attorney in Fact for                       Date
Caroline Weiss Kyriopoulos


 /s/ Arthur G. Weiss                                           July 23, 1999
-----------------------------------------                      ----------------
Arthur G. Weiss, as Attorney in Fact for                       Date
Charles G. Weiss